Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 8, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 248 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on October 3, 2024, with respect to changes to the registration statement of the YieldMax™ Ultra Option Income Strategy ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please confirm in correspondence that the fee waiver will be in effect for at least a year from the effective date of this Amendment.

Response: The Trust so confirms.

Principal Investment Strategies

2.	Please clarify the statement in the principal investment strategy description that states that the Fund seeks current income and capital appreciation in light of the Fund’s objective to seek current income and exposure to the share price of U.S. listed securities. If the Fund believes that the statements are consistent, please add disclosure explaining how seeking exposure to U.S. listed securities equates to seeking capital appreciation. Also, please explain how primarily selecting underlying securities based on implied volatility levels is intended to achieve capital appreciation in addition to income.

Response: The Trust confirms that the reference to capital appreciation has been removed from the Prospectus. The introductory sentence has been revised to align with the Fund’s investment objective.

3.	In correspondence, please advise the Staff whether the Fund intends to invest in exchange traded products that gain direct or indirect exposure to bitcoin, ether, or other digital assets. If so, expand the risk disclosure to encompass relevant crypto asset risks.

Response: The Trust confirms that the Fund does not currently intend to invest in exchange traded products that primarily seek to provide direct or indirect exposure to bitcoin, ether, or other digital assets.

4.	Please disclose the expected percentage of the Fund’s portfolio that will consist of equity securities held directly vs synthetically.

Response: The Trust confirms that language has been added to the Prospectus indicating that the Fund will, under normal circumstances, invest directly in equity securities.

5.	Please clarify in the options strategies disclosures, whether the Fund will use options strategies only on underlying securities that the Fund holds directly. If the options strategies will also be used on those the Fund holds synthetically, explain the mechanics of options entered into with respect to synthetic holdings.

Response: The Trust confirms that the Fund will use the options strategies on both the Underlying Securities it holds directly as well as those it holds synthetically. The Trust further confirms that the mechanics for implementing its options strategies is substantially similar regardless of whether an Underlying Security is held directly or synthetically. Explanatory language has been added to the Prospectus.

6.	The Staff notes that the term “Underlying Securities” is first defined to include shares of other ETFs. Elsewhere, the description indicates that they are different or used as a substitute for a particular Underlying Security. Additionally, there is no mention of how exchange traded products might be utilized as reference assets to options contracts. Please clarify the disclosure in these two respects.

Response: The Trust respectfully notes that ETFs are included within the term “Underlying Securities” as well as separately as substitutes for other Underlying Securities. Clarifying language has been added to the Prospectus.

Principal Investment Risks

7.	The Staff notes the risks include ETP risks, but not ETF risks (as Underlying Securities). Please include risk disclosure for the risk of investing in other investment companies.

Response: The Trust confirms that such additional risk disclosure has been added to the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino
Michael T. Pellegrino, General Counsel
Tidal Investments LLC